EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	Three Months Ended June 30,
	2008	2007
Earnings:
Earnings before income taxes	$509	$1,941
Add back:
Fixed charges	185	149

Total earnings available for fixed charges	$694	$2,090

Fixed Charges:
Interest, capitalized and expensed	$164	$133
Interest component of rental payments	21	16

Total fixed charges	$185	$149

Convertible preferred stock dividends	—	—
Total fixed charges and preferred stock dividends	$185	$149

Ratio of earnings to fixed charges	3.8	14.0

Ratio of earnings to fixed charges and preferred stock dividends	3.8	14.0

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	Six Months Ended June 30,
	2008	2007
Earnings:
Earnings before income taxes	$2,068	$3,407
Add back:
Fixed charges	357	281

Total earnings available for fixed charges	$2,425	$3,688

Fixed Charges:
Interest, capitalized and expensed	$318	$249
Interest component of rental payments	39	32

Total fixed charges	$357	$281

Convertible preferred stock dividends	—	—
Total fixed charges and preferred stock dividends	$357	$281

Ratio of earnings to fixed charges	6.8	13.1

Ratio of earnings to fixed charges and preferred stock dividends	6.8	13.1

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense including amounts capitalized plus the interest factor in rental expense.